UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2020

Commission File Number: 001-39171

BROOGE ENERGY LIMITED

(Translation of registrant’s name into English)

c/o Brooge Petroleum and Gas Investment Company FZE

P.O. Box 50170

Fujairah, United Arab Emirates

+971 9 201 6666

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report and certain of the exhibits hereto contain “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that involve risks and uncertainties concerning Brooge Petroleum and Gas Investment Company FZE’s (“BPGIC”), Brooge Petroleum and Gas Investment Company Phase III FZE (“BPGIC III”) and Brooge Energy Limited’s (“Brooge Energy”) expected financial performance, as well as their strategic and operational plans. The actual results may differ materially from expectations, estimates and projections due to a number of risks and uncertainties and, consequently, you should not rely on these forward looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These risks and uncertainties include, but are not limited to, the ultimate geographic spread, duration and severity of the coronavirus outbreak and the effectiveness of actions taken, or actions that may be taken, by governmental authorities to contain the outbreak or ameliorate its effects and other risks and uncertainties indicated from time to time in filings with or submissions to the SEC by Brooge Energy. Readers are referred to the most recent reports filed with or furnished to the SEC by Brooge Energy. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, and we undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

CONTENTS

As previously disclosed, Brooge Energy Limited (the “Company”) will hold its Annual General Meeting at 6:00 p.m. Gulf Standard Time, on December 18, 2020 remotely via telephone conference and at the offices of the Company located at Liberty House, office 107, DIFC, Dubai, United Arab Emirates (the “Meeting”).

The board of directors has set the record date for determining shareholders entitled to attend and vote at the Meeting as October 30, 2020 (the “Record Date”). Attendance at the Meeting will be limited to shareholders of record and beneficial owners who provide proof of beneficial ownership as of the Record Date (such as an account statement, a copy of the voting instruction card provided by a broker, bank, trustee, or nominee, or other similar evidence of ownership).

Attached hereto and incorporated by reference herein as Exhibit 99.1 is the Notice of Annual General Meeting (the “Notice”) of the Company. The Notice contains information concerning the agenda for the Meeting and additional general matters related to the Meeting including the information required to attend via telephone and the safety procedures that will be implemented to accommodate in-person attendance while complying with appropriate social distancing measures and other requirements that may be in effect from time to time due to the COVID-19 pandemic, including pre-registration.

Attached hereto and incorporated by reference herein as Exhibit 99.2 is the Proxy Statement for the Meeting, which describes in greater detail each of the proposals to be presented at the Meeting, including background information related to the proposals, additional logistical information concerning the required vote and means of voting on the proposals, and general information concerning the Company’s board of directors.

The Form of Proxy Card for the Meeting is attached hereto and incorporated by reference herein as Exhibit 99.3.

The Notice of Annual General Meeting, the Form of Proxy Card for the Meeting and the Proxy Statement for the Meeting are also available at: https://broogeenergy.com/annual_meeting_2020/

Exhibit No.	Description of Exhibit
99.1	Notice of Annual General Meeting to be held on Friday, December 18, 2020.
99.2	Proxy Statement for the Meeting.
99.3	Form of Proxy Card for the Meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 12, 2020

BROOGE ENERGY LIMITED

By:	/s/ Nicolaas L. Paardenkooper
Name: Nicolaas L. Paardenkooper Title: Chief Executive Officer

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